TERRA TECH CORP.

4700 Von Karman Ave., Suite 110

Newport Beach, California 92660

(855) 447-6967

www.terratechcorp.com

July 20, 2016

VIA EDGAR TRANSMISSION

Mr. Kevin J. Kuhar

Accounting Branch Chief

Office of Electronics and Machinery

United States Securities and Exchange Commission

Division of Corporate Finance – Mail Stop 3030

Washington, DC 20549

Re:	Terra Tech Corp.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 29, 2016
Amendment No. 1 to Form 10-Q for the Quarterly Period Ended March 31, 2016
Filed July 1, 2016
Amendment No. 4 to Form 8-K
Filed July 1, 2016
File No. 000-54258

Dear Mr. Kuhar:

Terra Tech Corp., a Nevada corporation (the "Company," "we," "us," or "our"), is submitting this letter in response to the comment letter from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated July 15, 2016 (the "Comment Letter"), with respect to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2015, filed with the Commission on March 29, 2016; the Company's Quarterly Report on Form 10-Q for its quarterly period ended March 31, 2016, filed with the Commission on May 12, 2016; and the Company's Amendment No. 3 to its Current Report Form 8-K filed with the Commission on June 7, 2016. Today, we are also filing an amendment to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, and a further amendment to our Current Report Form 8-K.

This letter sets forth the comments of the Staff in the Comment Letter and, following each comment, our response.

Form 10-K for the Fiscal Year Ended December 31, 2015

Note 1. Summary of Significant Accounting Policies

Intangibles, page F-11

1. We note from your response to comment 2 that in performing your intangible asset impairment testing, you first compare the carrying value of net assets to the fair value of the related operations. It is unclear how your current policy complies with ASC 360-10-35-17 which indicates that you should first determine if the carrying amount of your intangible assets are not recoverable by comparing the sum of the undiscounted cash flows to the carrying value of the asset. Revise future filings, including the requested amendment to your Form 10-Q, to clearly indicate how you determine whether the carrying amount of an intangible asset with a definite live is recoverable.

Response of Terra Tech Corp.

to Staff Comment Letter of July 15, 2016

July 20, 2016

Page2

Response:

The Company will revise the disclosure in future filings, including the amendment to the March 31, 2016, Form 10-Q to read as follows:

The Carrying Value, Recoverability and Impairment of Long-Lived Assets. The Company has adopted paragraph 360-10-35-17 of FASB Accounting Standards Codification for its long-lived assets. The Company's long -lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. The Company assesses the recoverability of its long-lived assets by comparing the projected undiscounted net cash flows associated with the related long-lived asset or group of assets over their remaining estimated useful lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets. Fair value is generally determined using the assets expected future discounted cash flows or market value, if readily determinable. If long-lived assets are determined to be recoverable, but the newly determined remaining estimated useful lives are shorter than originally estimated, the net book values of the long-lived assets are depreciated over the newly determined remaining estimated useful lives.

The Company considers the following to be some examples of important indicators that may trigger an impairment review: (i) significant under-performance or losses of assets relative to expected historical or projected future operating results; (ii) significant changes in the manner or use of assets or in the Company's overall strategy with respect to the manner of use of the acquired assets or changes in the Company's overall business strategy; (iii) significant negative industry or economic trends; (iv) increased competitive pressures; (v) a significant decline in the Company's stock price for a sustained period of time; and (vi) regulatory changes. The Company evaluates acquired assets for potential impairment indicators at least annually and more frequently upon the occurrence of such events. The impairment charges, if any, are included in operating expenses in the accompanying statements of operations. Based on the test results, no impairments have occurred.

Revenue Recognition, page F-11

2. We note your response to comment 3. Please revise future filings, including the requested amendment to your Form 10-Q, to address the following:

•

Clearly and separately describe how you earn revenue from each group of products you sell - i.e., (i) hydroponic produce and (ii) cannabis products, and clearly disclose the point at which you recognize revenue on each type of transaction.

•

For those arrangements where you receive sales commissions, describe your arrangements with the suppliers and the customers of each group of products and identify the factors you considered pertinent in concluding that you should present these transactions on a gross basis in your financial statements.

Response:

The Company will revise the disclosure in future filings including the amendment to the March 31, 2016 Form 10-Q to read as follows:

Revenue Recognition

Cannabis Products – We recognize revenue from product sales net of discounts, rebates, promotional adjustments, price adjustments, and estimated returns and upon transfer of title and risk to the customer, which occurs at shipping (F.O.B. terms). Upon shipment, the Company has no further performance obligations, selling price is fixed, and collection is reasonably assured.

Response of Terra Tech Corp.

to Staff Comment Letter of July 15, 2016

July 20, 2016

Hydroponic Produce – We recognize revenue from products grown in our greenhouses and sold net of discounts, rebates, promotional adjustments, price adjustments, and estimated returns and upon transfer of title and risk to the customer, which occurs at shipping (F.O.B. terms). Upon shipment, the Company has no further performance obligations, selling price is fixed, and collection is reasonably assured.

For sales for which the Company uses an outside grower, the Company evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. The Company determines the product specifications, cultivation, and packaging, while disclosing trade and operational secrets, greenhouse technologies, and nutrients used to grow. The Company is the primary obligor in the transaction because it is the Company's brand that is sold into the retail channel. The Company is subject to inventory risk until product is accepted by the retailer. The Company bears credit risk for the amount billed to the Retailer and, thus, must pay the Grower in the event the selling price is not collected. This revenue is recorded at the gross sale price once the Retailer has accepted delivery, selling price is fixed, and collection is reasonably assured.

3. We note your response to comment 7. Please revise this note in future filings to describe the arrangements with your suppliers that result in your transactions involving the sale of consignment inventory. Clearly, disclose your accounting policy for sales of consignment inventory products and identify the factors you considered pertinent in concluding that you should present these transactions on a gross basis in your financial statements.

Response:

The Company acknowledges Staff's comment and confirms that it will revise this note in future filings to comply with the comment.

Amendment No. l to Form 10-Q for the Quarterly Period Ended March 31, 2016

Note 1. Summary of Significant Accounting Policies

Organization, page 6

4. We note your response to comment 5 indicating that the transaction with Black Oak was consummated on April 1, 2016. Please revise this filing and the Form 8-K dated December 23, 2015 to be consistent with your representation. We note that several sections of the filings continue to indicate that on March 31, 2016, you acquired Black Oak.

Response:

The Company has revised its currently filed amendments to its Form 8-K and Form 10-Q to make the requested revisions.

Response of Terra Tech Corp.

to Staff Comment Letter of July 15, 2016

July 20, 2016

Amendment No. 4 to Form 8-K dated December 23, 2015

5. Please revise the filing to include the required pro forma financial statements in one exhibit.

Response:

The Company has revised its pro forma financial statements to include the pro forma financial statements in one exhibit.

6. We note your response to comment 8, but we do not see where you have made the requested revisions. Please revise the pro forma presentation to include an introductory paragraph that, similar to your response, describes what the pro forma information is showing, a brief description of the transaction, the significant terms of the merger, how you are accounting for the merger, the significant factors you considered in determining that Terra Tech was the accounting acquirer, the date of the pro forma balance sheet and the periods covered by the pro forma statements of operations included.

Response:

The Company has revised its pro forma financial statements to make the requested revisions.

7. We note your response to comment 9. Revise the pro forma presentation to delete the December 31, 2015 balance sheet as it is not required by Rule 8-05(b) of Regulation S-X and may be confusing to investors. Your presentation should only include a pro forma balance sheet as of March 31, 2016 and pro forma statements of operations for the year ended December 31, 2015 and for the three month period ended March 31, 2016.

Response:

The Company has revised its pro forma financial statements to delete the December 31, 2015, balance sheet.

8. We note your response to comment 10, but it remains unclear how your pro forma adjustments were calculated. For example, we note your $25,000,000 pro forma adjustment for Intangible assets - Blum Oakland - but we do not see a description of the intangible assets acquired, the valuation methodologies used or significant assumptions utilized. As previously requested, please revise your presentation to provide notes that explain the assumptions involved for the significant adjustments recorded, including intangible assets and contingent consideration.

Response:

The Company has revised its pro forma financial statements to make the requested revisions.

9. Please include a note to the pro forma balance sheet to disclose your calculation of the purchase price and your preliminary allocation of that purchase price.

Response:

The Company has revised its pro forma financial statements to make the requested revisions.

Response of Terra Tech Corp.

to Staff Comment Letter of July 15, 2016

July 20, 2016

10. From the disclosure in your Form 10-Q for the period ended March 31, 2016, we note that you valued your common shares using a 30 day volume-weighted average price preceding the signing date which is not consistent ASC 805-30-30-7. Revise the pro forma presentation to fair value the consideration transferred using the acquisition date fair value - i.e., April 1, 2016. Please revise the disclosures in your Form 10-Q as appropriate.

Response:

The Company has revised its pro forma financial statements in the amended 8-K and in the amended Form 10-Q to make the requested revisions.

11. Additionally we note that you have lockup and holdback consideration of $10,799,844 and $8,511,625, respectively, for preferred shares that were issued but are unpaid and held in escrow. Please revise the pro forma presentation to disclose the significant terms of the lockup and holdback provisions. Also explain how these provisions impacted your accounting for the preferred shares as contingent consideration under paragraphs 25-5 through 25-7 and 50-1(c) of ASC 805-30.

Response:

The Company has revised its pro forma financial statements to make the requested revisions.

12. We also note from your response that you valued the cash portion of the contingent consideration at the maximum payment amount of $2,088,000. Please revise the pro forma presentation to clearly describe your basis for determining your liability under the arrangement. Refer to ASC 805-30-50-1(c).

Response:

The Company has revised its pro forma financial statements to make the requested revisions.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should there be any questions that might be facilitated by contemporaneous dialogue, please feel free to call our counsel, Randy Katz of Baker & Hostetler LLP at (714) 966-8807, or me at (855) 447-6967.

Thank you for your ongoing courtesy in this matter.

Sincerely,

By:	/s/ Derek Peterson
Derek Peterson
Chief Executive Officer